FOR IMMEDIATE RELEASE

Dejour's Rebrand Reflects New Appointments and Operational Success

Vancouver, Canada. January 7, 2009 (NYSE-Alt:  DEJ/TSX: DEJ) Dejour Enterprises Ltd. today launched a new brand identity and website designed to reflect more accurately the company’s evolution to production operations.

The launch of the rebrand is timed to coincide with four important milestones:

1.

The appointment of Mr. Harrison Blacker as President & COO of Dejour Enterprises Ltd. Mr. Blacker joined Dejour USA in early 2008, and in his new position as President and COO of the corporation will be assuming responsibility for setting corporate strategy and corporate asset management, working with existing management and technical teams both in the United States and Canada. Prior to Dejour, Mr. Blacker held executive positions managing oil and gas operations with E&P corporations in the United States, South America, China and the Middle East. Mr. Blacker will continue to lead the Denver team, reside near and work in Dejour’s Denver offices.

2.

The appointment of Neyeska Mut as Executive Vice President for Operations of Dejour Energy, USA.  Mrs. Mut brings to Dejour experience gained during a 30 year career in the energy industry in the US, Canada, Venezuela, Indonesia and the United Kingdom.  Since 2000, she has been President of Nycon Energy Consulting working as an advisor to two major oil companies on the development of unconventional oil resources.  Prior to forming Nycon Energy Consulting Mrs. Mut pursued international opportunities in both managerial and executive positions with Atlantic Richfield, ARCO.

3.

Dejour reaching a production threshold of 1,000 barrels of oil equivalent daily (BOE) targeted exit rate for 2008. Entering 2009, this clearly marks the completion of Dejour’s transformation into a production company, whereas the company began 2008 primarily as an exploration firm.

4.

The listing of Dejour’s common shares on the Toronto Stock Exchange (TSX) in Canada. This is a symbolic upgrade from the ‘Venture’ exchange dominated by junior exploration companies. Dejour also now trades on the NYSE Alternext Exchange, following a merger with the AMEX. The company is presented on both exchanges with the DEJ symbol, a stylized version of which was developed as the company’s new logo.

Along with the logo, a new tagline conveys Dejour’s entrepreneurial approach: “‘Energy. Independence.’ clearly reflects the United States’ continuing focus on domestic energy production, but it also captures our company's focus on sound, independent thinking and on well-timed investments and transactions” explained Chairman and CEO Robert L. Hodgkinson. “We've never been a typical E&P company, nor do we plan to be typical moving forward.”

Dejour’s newly designed website has also been launched at Dejour.com.

About Dejour Enterprises Ltd.

Dejour Enterprises is a high growth oil and natural gas company, with an enviable portfolio of land assets in key regions of Colorado, Utah, British Columbia and Alberta. Since inception, Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, timing investments and transactions to realize their value to the best advantage of our shareholders. Against a context of increasing concern about domestic energy production, as technology continues to make previously inaccessible resources available, and as natural gas proves to be an important stepping stone on the way to a greener energy future, Dejour is ideally positioned for significant value growth. Learn more at Dejour.com.

Dejour. Energy. Independence.

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the New York Stock Exchange Alternext (NYSE- Alt: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information:  This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept any responsibility of this release.

Robert L. Hodgkinson, CHM & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com

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